U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM 40-F

[X]  Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[   ]  Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2002	Commission File Number:

IVANHOE MINES LTD.
(Exact name of registrant as specified in its charter)

Yukon, Canada (Province or other jurisdiction of incorporation or organization)	1021 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Suite 654, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, (604) 688-5755
(Address and telephone number of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York
10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Not Applicable

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

TABLE OF CONTENTS

COMPLIANCE WITH AUDITOR INDEPENDENCE AND RECONCILIATION REQUIREMENT
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
FORWARD LOOKING STATEMENTS
SIGNATURE
EXHIBIT LIST

Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [  ]      No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [  ]      No [X]

COMPLIANCE WITH AUDITOR INDEPENDENCE AND RECONCILIATION REQUIREMENT

The Registrant’s financial statements have been reconciled to U.S. GAAP as required by Form 40-F under the Exchange Act. Such reconciliation is set forth for the year ended December 31, 2002 and for the year ended December 31, 2001 in Exhibit 13.6.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement on Form 40-F on November 17, 2003, the Registrant filed with the Commission an Appointment of Agent for Service of Process on Form F-X.

FORWARD LOOKING STATEMENTS

This Registration Statement contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this Registration Statement that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as: mineral resources and reserves, the amount and nature of our capital expenditures; plans for exploration and development; prices for mineral products, timing and amount of future production; operating and other costs, business strategies and plans of management, and prospective development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including: changes in commodity prices, unanticipated reserve and resource grades, geological, metallurgical, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, timeliness of government approvals, political risk and related economic risk, actual performance of plant, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations, changes in governmental regulation of the mining industry, including environmental regulation; uncertainty of estimates of mineral resources and reserves, impact of competition, availability and cost of drilling and other equipment, operating hazards and other difficulties inherent in the exploration for minerals, fluctuations in foreign exchange or interest rates and stock market volatility and the timing and success of integrating the business and operations of acquired companies.

These and additional factors are described in more detail under the heading “Risk Factors” in the Renewal Annual Information Forms for the fiscal years ended December 31, 2002 and December 31, 2001 attached hereto as Exhibits 13.10 and 13.9, respectively. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registration Statement on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.*

Dated: November 25, 2003

IVANHOE MINES LTD.

By:	/s/ Beverly Bartlett

	Name:	Beverly Bartlett
	Title:	Corporate Secretary

*	By signing this Amendment No. 1 to its Registration Statement on Form 40-F, the Registrant acknowledges its signature of the original Form 40-F, which signature was mistakenly omitted from the conformed copy filed with the Securities and Exchange Commission on November 17, 2003.

EXHIBIT LIST

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT

3.1*	Articles of Continuance and By-laws of Ivanhoe Mines Ltd.

3.2*	Amendment to Articles of Ivanhoe Mines Ltd. dated June 10, 1996

3.3*	Amendment to Articles of Ivanhoe Mines Ltd. dated June 27, 1997

3.4*	Amendment to Articles of Ivanhoe Mines Ltd. dated June 16, 1999

4.1*	Special Warrant Indenture dated January 25, 2002 between the Registrant and CIBC Mellon Trust Company

4.2*	Special Warrant Indenture dated April 24, 2002 between the Registrant and CIBC Mellon Trust Company

4.3*	Special Warrant Indenture dated as of December 12, 2002 between the Registrant and CIBC Mellon Trust Company

4.4*	Special Warrant Indenture Amendment Agreement dated January 6, 2003 between the Registrant and CIBC Mellon Trust Company

10.1*	Material Change Report of the Registrant dated January 7, 2002 relating to the conversion of certain loans into common shares of the Registrant.

10.2*	Material Change Report of the Registrant dated February 12, 2002 relating to the Registrant’s fulfillment of its contractual obligations in order to earn a 100% interest in the Oyu Tolgoi mineral exploration project in Mongolia (the “Oyu Tolgoi Project”).

10.3*	Material Change Report of the Registrant dated March 21, 2002 relating to the preparation of a mineral resource estimate in respect of the Southwest Oyu zone of the Oyu Tolgoi Project.

10.4*	Material Change Report of the Registrant dated March 22, 2002 relating to the Registrant’s Cdn$55 million underwritten equity financing.

10.5*	Material Change Report of the Registrant dated September 16, 2002 relating to the Registrant’s indirect acquisition of approximately U.S.$41 million of project debt obligations owed to a third party institutional lender by the Registrant’s wholly-owned subsidiary Goldamere Pty. Ltd.

10.6*	Material Change Report of the Registrant dated March 7, 2003 relating to the preparation of an updated mineral resource estimate in respect of the Southwest Oyu, Central Oyu, South Oyu and Far North Oyu zones of the Oyu Tolgoi Project.

10.7*	Material Change Report of the Registrant dated July 31, 2003 relating to the preparation of an updated mineral resource estimate in respect of the Far North Oyu zone of the Oyu Tolgoi Project.

10.8*	Amended and Restated Material Change Report of the Registrant dated August 18, 2003 relating to the preparation of an updated mineral resource estimate in respect of the Far North Oyu zone of the Oyu Tolgoi Project.

10.9*	Material Change Report of the Registrant dated November 6, 2003 relating to the Registrant’s agreement to purchase of a 2% net smelter returns royalty in respect of the Oyu Tolgoi Project.

13.1*	2001 Annual Report to the shareholders of the Registrant, including management’s discussion and analysis relating to the financial statements of the Registrant as at and for the years ended December 31, 2001 and 2000.

13.2*	First Quarter Interim Report of the Registrant for the three months ended March 31, 2002, including management’s discussion and analysis relating to the financial statements of the Registrant as at and for the three months ended March 31, 2002 and 2001.

13.3*	Second Quarter Interim Report of the Registrant for the three and six months ended June 30, 2002, including management’s discussion and analysis relating to the financial statements of the Registrant as at and for the three and six months ended June 30, 2002 and 2001.

13.4*	Third Quarter Interim Report of the Registrant for the three and nine months ended September 30, 2002, including management’s discussion and analysis relating to the financial statements of the Registrant as at and for the three and nine months ended September 30, 2002 and 2001.

13.5*	2002 Annual Report to the shareholders of the Registrant, including management’s discussion and analysis relating to the financial statements of the Registrant as at and for the years ended December 31, 2002 and 2001.

13.6*	Financial Statements of the Registrant as at and for the years ended December 31, 2002 and 2001 reconciled to U.S. GAAP.

13.7*	First Quarter Interim Report of the Registrant for the three months ended March 31, 2003, including management’s discussion and analysis relating to the financial statements of the Registrant as at and for the three months ended March 31, 2003 and 2002.

13.8*	Second Quarter Interim Report of the Registrant for the three and six months ended June 30, 2003, including management’s discussion and analysis relating to the financial statements of the Registrant as at and for the three and six months ended June 30, 2003 and 2002.

13.9*	Revised Annual Information Form of the Registrant for the year ended December 31, 2001, dated May 16, 2002.

13.10*	Renewal Annual Information Form of the Registrant for the year ended December 31, 2002, dated May 20, 2003.

19.1*	Technical Report dated January 11, 2002 prepared by Roscoe Postle Associates Inc. in respect of the Oyu Tolgoi Exploration Project

19.2*	Addendum Report dated March 19, 2002 prepared by Roscoe Postle Associates Inc. in respect of the Oyu Tolgoi Exploration Project

19.3*	Second Addendum to the Technical Report dated June 5, 2002 prepared by Roscoe Postle Associates Inc. in respect of the Oyu Tolgoi Project

19.4*	Technical Report dated February 24, 2003 prepared by AMEC E & C Services Limited in respect of the Oyu Tolgoi Project

19.5*	Technical Report dated July 21, 2003 prepared by AMEC E & C Services Limited in respect of the Oyu Tolgoi Project

19.6*	Australian Stock Exchange Appendix 4B Half Yearly Report of the Registrant for the six months ended June 30, 2002

19.7*	Australian Stock Exchange Quarterly Technical Report of the Registrant for the three months ended June 30, 2003

19.8*	Australian Stock Exchange Appendix 4D Half Year Report of the Registrant for the six months ended June 30, 2003

20.1*	Notice of Meeting and Management Proxy Circular for the annual general meeting of the Registrant’s shareholders held on June 25, 2002, dated May 10, 2002.

20.2*	Notice of Meeting and Management Proxy Circular for the special meeting of the Registrant’s shareholders scheduled for December 23, 2002 and cancelled on December 16, 2002, dated November 27, 2002.

20.3*	Notice of Meeting and Management Proxy Circular for the annual general meeting of the Registrant’s shareholders held on June 12, 2003, dated April 15, 2003.

20.4*	Letter to Shareholders dated May 8, 2002

20.5*	Letter to Shareholders dated May 29, 2002

20.6*	Letter to Shareholders dated August 29, 2002

20.7*	Letter to Shareholders dated November 28, 2002

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Roscoe Postle Associates Inc.

23.3*	Consent of AMEC E & C Services Limited

23.4*	Consent of James A. Currie

23.5*	Consent of Dundee Securities Corporation

23.6*	Consent of Grant Thornton

23.7*	Consent of GRD Minproc Limited

23.8*	Consent of RSG Global Pty. Ltd. (formerly Resource Service Group Exploration, Mining & Resource Consultants)

23.9*	Consent of Chris Wilson

23.10*	Consent of Indo Assay Labs

23.11*	Consent of Gordon Toll

23.12*	Consent of Lakefield Research

23.13*	Consent of Derek Rance

23.14*	Consent of Stephen Juras

23.15*	Consent of Chemex Labs

23.16*	Consent of Malcolm Hancock

23.17*	Consent of Ian White

23.18*	Consent of Analabs Co. Ltd.

23.19*	Consent of Dale Sketchley

23.20*	Consent of Charles Forster

23.21*	Consent of D. George Cargill

23.22*	Consent of John McIntyre

23.23*	Consent of Gildar Arseneau

23.24*	Consent of Barry Smee

23.25*	Consent of ALS Chemex (formerly Bondar Clegg)

23.26*	Consent of Anson Griffith

23.27*	Consent of Paul Chare

23.28*	Consent of Minnovex Technologies Inc.

23.29*	Consent of SGS Mineral Services (formerly XRAL Laboratories)

23.30*	Consent of Goodmans

23.31*	Consent of Douglas Kirwin

23.32*	Consent of Harry Parker

99.1*	Final Short Form Prospectus of the Registrant dated March 25, 2002

99.2*	Final Short Form Prospectus of the Registrant dated March 25, 2002

99.3*	Earn-in Agreement dated May 5, 2000 between the Registrant and BHP Minerals International Exploration Inc. respecting the Oyu Tolgoi Project

99.4*	Amendment to Earn-in Agreement dated March 13, 2002 among the Registrant, the Registrant’s wholly-owned subsidiary Ivanhoe Mines Mongolia Inc. Ltd. and BHP Minerals International Exploration Inc. respecting the Oyu Tolgoi Project

99.5*	Final Short Form Prospectus of the Registrant dated June 6, 2002

99.6*	Final Short Form Prospectus of the Registrant dated January 31, 2003

99.7*	Final Short Form Prospectus of the Registrant dated January 31, 2003

99.8*	Final Short Form Prospectus of the Registrant dated June 2, 2003

*	Previously filed